(d)(5)(ii)

April 3, 2019

William Zitelli

CBRE Clarion Securities LLC

201 King of Prussia Road

Suite 600

Radnor, PA  19087

Dear Mr. Zitelli:

On Friday, March 14, 2019, the Board of Trustees (the “Board”) of Voya Mutual Funds (“VMF”) approved the liquidation of Voya CBRE Long/Short Fund (the “Fund”). This letter is to inform you that the Amended and Restated Sub-Advisory Agreement, dated July 14, 2017, with CBRE Clarion Securities LLC (the “Agreement”) will terminate with respect to the Fund in accordance with Section 16 of the Agreement, effective at the close of business on June 7, 2019.

Pursuant to Section 16, the Agreement may be terminated with respect to the Fund at any time, without penalty, by the Board upon 60 days’ written notice. This letter shall serve as that written notice.

In the interim, we may be contacting you to facilitate a smooth liquidation, and we look forward to your cooperation in this regard. We note that this notice does not affect the Sub-Advisory Agreement with CBRE Clarion Securities LLC with respect to Voya CBRE Global Infrastructure Fund, Voya Global Real Estate Fund, and Voya International Real Estate Fund, each a series of VMF, nor does it affect the Sub-Advisory Agreement with CBRE Clarion Securities LLC  with respect to VY® Clarion Global Real Estate Portfolio and VY® Clarion Real Estate Portfolio, each a series of Voya Investors Trust, nor does it affect the Sub-Advisory Agreement with CBRE Clarion Securities LLC  with respect to Voya Real Estate Fund, a series of Voya Equity Trust, and that each remains subject to their respective Sub-Advisory Agreement with Voya Investments, LLC.

Very truly yours,

/s/ Todd Modic

Todd Modic
Senior Vice President
Voya Mutual Funds